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NEWS

For Immediate Release

THOMAS & BETTS CORPORATION REPORTS 2001 RESULTS

MEMPHIS, Tenn.—February 27, 2002—Thomas & Betts Corporation (NYSE: TNB) today reported financial results for the quarter and year ended December 30, 2001.

        For the fourth quarter 2001, Thomas & Betts reported sales of $342 million and a net loss of $90 million, or a $1.56 loss per diluted share, including pre-tax charges of approximately $93 million as described below. In the fourth quarter 2000, Thomas & Betts reported sales of $434 million and a net loss of $55 million, or $0.95 loss per diluted share, including pre-tax charges of approximately $60 million related to strategic decisions made in the early phases of the company's turnaround.

        Sales were down 21 percent from the year-earlier period, the result of continued soft demand in North American markets and unfavorable comparisons due to previously divested product lines. Excluding revenues from previously divested product lines, consolidated sales were down 17 percent as compared to the prior year fourth quarter.

        Fourth quarter 2001 results include $49 million in pre-tax charges related to previously announced manufacturing efficiency and consolidation initiatives; $27 million for the settlement of a patent infringement lawsuit; and $17 million in impairment charges to certain non-strategic assets.

        "We believe that we have now put the legacy issues behind us," said T. Kevin Dunnigan, chairman and chief executive officer. "Over the past 18 months, we have literally transformed Thomas & Betts from within. Internally, we have significantly improved our processes and dramatically reduced costs in all areas. Externally, we have strengthened relations with our distributors, and have, we believe, achieved the highest service levels in the industry."

        "Restructuring our manufacturing operations will complete the task of reshaping Thomas & Betts into a powerful and profitable competitor in our core electrical markets," continued Dunnigan, "We are on track with this effort, both in terms of cost and timing. When we finish later this year, we will have a more flexible and cost-effective manufacturing network that supports our continued leadership in service and product quality."

        The manufacturing program announced on December 18, 2001 affects all electrical manufacturing plants in the United States, Europe and Mexico or approximately two-thirds of the company's total manufacturing operations. The company has begun the process of closing 12 facilities (primarily in the U.S.) and implementing efficiency improvements in the remaining facilities affected by the program.

        Thomas & Betts expects on-going pre-tax savings of approximately $45 to $50 million annually from the manufacturing restructuring. As previously announced, pre-tax charges associated with the initiatives will total approximately $80 to $90 million, the majority of which were recorded in the fourth quarter 2001. The remaining charges are expected to be recorded primarily in the first half of 2002. (Details of the manufacturing program announced in December can be found in a company news release available at www.tnb.com).

Other Events

        Fourth quarter and year 2001 results were also affected by other events, including the settlement of a patent infringement lawsuit for $27 million. ADC Telecommunications, Inc. alleged that Augat Communications, acquired by Thomas & Betts in 1996, infringed on certain bay and jack patents beginning in 1994. In the fourth quarter 2001, Thomas & Betts engaged new counsel and reassessed the strength of its defenses. Subsequently, the parties entered into mediation that resulted in a settlement.

        During the fourth quarter, the company also settled a dispute with Tyco Group SARL related to the sale of its Electronics OEM business in July 2000. Under terms of the settlement agreement, Tyco will retain $35 million held for post-closing adjustments on working capital and long-term tangible assets. Thomas & Betts recorded an $8 million net-of-tax charge to gain on sale of discontinued operations in the fourth quarter to reflect this settlement.

        During the fourth quarter 2001, the company changed its inventory costing method from last-in-first-out (LIFO) to first-in-first-out (FIFO) for its domestic and certain foreign inventories. The new method is expected to provide a better measure of the current value of inventory, a more accurate reflection of the company's financial position and liquidity, and a better matching of manufacturing costs with revenues. This change resulted in a $23 million reduction of previously reported cost of sales for the fourth quarter and year 2000. Prior period results presented herein have been restated to reflect this change in accounting principle.

Other Items

        Thomas & Betts reported break-even earnings from unconsolidated companies in the fourth quarter 2001, compared to earnings of $3 million in the year-earlier period. The reduction was due primarily to lower domestic results related to these entities.

        Other expense was $27 million in the current period compared to other income of $11 million in the fourth quarter 2000 when the company recorded a $15 million gain from the settlement of a trade secret and trade dress infringement lawsuit. The significant increase in other expense is due to the previously discussed patent lawsuit settlement with ADC Telecommunications.

Fourth-Quarter Segment Results Reflect Weak Market Conditions

        Sales in the company's Electrical segment were $250 million for the fourth quarter 2001, down 25 percent from $334 million reported in the same period 2000. The segment reported a loss of $25 million in the current quarter, relatively flat with the year-ago period.

        Fourth quarter 2001 electrical sales were adversely impacted by previously divested product lines (approximately $20 million) and the recession in industrial and construction markets. Segment losses reflect the impact of lower sales volumes and continued under-absorption of fixed costs in its manufacturing operations.

        Despite the overall market weakness, management believes the company has strengthened its position with key electrical distributors. Service and product quality are at historically high levels and, as a result of a renewed marketing focus on end-user customers and closer partnerships with its distributors, Thomas & Betts' core products and brands have an enhanced presence at key distributors. A new pricing structure implemented in the fourth quarter and effective January 1, 2002 is expected to improve margins in the Electrical segment going forward.

        Sales in the Steel Structures segment were $36 million for the fourth quarter, compared to $31 million in the year-ago period. Earnings in this segment were $5 million versus $1 million in the fourth quarter 2000. Management said demand for these products remains solid, driven by North America's need for an expanded and improved power transmission grid.

        In the company's Communications segment, fourth quarter 2001 sales were $26 million, down significantly from the $41 million reported in the same period last year. Continued weakness in North American cable TV and telecom markets are responsible for the sales decrease. This segment recorded a loss of $3 million in the quarter, compared to break-even results in the fourth quarter last year.

        The HVAC segment reported sales of $30 million for the fourth quarter 2001, up slightly from the year-earlier period. Sales in this business are generally the strongest in the fourth quarter. However, seasonal demand in 2001 was adversely impacted by the recession in commercial and industrial markets. This segment reported earnings of $1 million in the quarter compared to a loss of $3 million last year in the fourth quarter.

Full Year Results

        2001 sales were $1.5 billion compared to $1.8 billion in 2000. The company reported a net loss of $146 million, or $2.52 loss per share, compared with a net loss of $30 million, or $0.52 loss per share, in 2000, which included a gain on sale of discontinued operations and earnings from discontinued operations.

Turnaround Program Update and Highlights

        In 2001, the company took various actions to restore a foundation for profitable growth. Most significantly, the company:

  •
  Comprehensively restructured pricing in the electrical products business to more strategically manage product mix and profitability. The new pricing schedule took effect January 1, 2002.

  •
  Significantly reduced investment in accounts receivable as days sales outstanding improved approximately 30 percent from year-end 2000.

  •
  Reduced investment in inventory by approximately 20 percent after adjusting for the affects of divested and impaired product lines and despite operating in the worst recession in over a decade.

  •
  Reduced selling, general and administrative expense to 20 percent of sales in the fourth quarter 2001.

  •
  Tightened capital expenditures. For the year ended December 30, 2001, investments in property, plant and equipment were $39 million, significantly lower than the amount spent in 2000.

  •
  Reduced net debt by $44 million (total debt less cash, cash equivalents and marketable securities) and improved its cash position versus 2000. The year 2001 ended with approximately $242 million in cash, cash equivalents and marketable securities, including $25 million in net proceeds from the sale of certain lighting product lines completed in the fourth quarter 2001.

  •
  Divested certain non-strategic product lines that were performing below targeted levels.

  •
  Consolidated certain manufacturing and warehouse facilities.

  •
  Initiated a comprehensive efficiency and consolidation program for electrical manufacturing facilities in the United States, Europe and Mexico.

        "It has been a long and arduous task to address the deep-rooted and far-reaching issues that affected Thomas & Betts performance," said Dunnigan. "We have methodically and aggressively attacked every issue and believe that we are well positioned to show significant improvement as demand rebounds."

2002 Directional Guidance

        Dunnigan also reiterated directional earnings guidance provided in December 2001 and said that, assuming a reasonable recovery in general economic conditions in the second half of the year, management believes the company can achieve double-digit operating earnings by the end of 2002. The company expects first quarter 2002 sales to be down 10 to 15 percent compared to the year-ago period, excluding sales from previously divested product lines. First quarter 2002 net results are expected to be approximately flat with the first quarter 2001, excluding the impact of the manufacturing program.

Corporate Overview

        Thomas & Betts is a leading designer and manufacturer of connectors and components for worldwide electrical and communication markets. The company also manufactures steel structures for a variety of applications and industrial heating units. Headquartered in Memphis, Tenn., the company has manufacturing, distribution and office facilities worldwide. Visit Thomas & Betts on the World Wide Web at www.tnb.com.

###

NOTE:    Financial Tables Attached

CONTACT:    Tricia Bergeron
Vice President, Investor & Corporate Relations
(901) 252-8266
email: tricia.bergeron@tnb.com

CONFERENCE CALL/WEBCAST INFORMATION

        Thomas & Betts will hold a conference call/webcast to discuss the company's fourth quarter 2001 results on February 28, 2002 at 9:00 am Central Standard Time (10:00 am Eastern Standard Time). To access the call, please call (785) 832-0201 (ID is "TNB") or visit www.tnb.com.

        This press release includes forward-looking statements that are subject to many uncertainties in the company's operations and business environment. Forward-looking statements are identified by terms such as "achieve", "guidance", "expect", "believe", "anticipate" and "plan." Such uncertainties, which are discussed further in the company's annual, quarterly and current filings with the Securities and Exchange Commission, may cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES
Consolidated Statements of Operations
(In thousands, except per share data)
(Unaudited)

	Quarter Ended		Year Ended
	December 30, 2001	December 31, 2000	December 30, 2001	December 31, 2000
		(Restated)		(Restated)
Net sales	$341,913	$434,129	$1,497,491	$1,756,083
Costs and expenses:
Cost of sales	289,008	340,401	1,159,043	1,465,660
Selling, general and administrative	69,552	129,090	324,504	444,248
Research and development	4,843	5,091	20,721	22,993
Amortization of intangibles	4,288	4,613	16,543	18,156
Impairment charges on long-lived assets	46,644	27,648	83,281	33,371
Provision (recovery)—restructured operations	11,666	(2,366)	11,666	(2,815)

	426,001	504,477	1,615,758	1,981,613

Loss from operations	(84,088)	(70,348)	(118,267)	(225,530)
Income from unconsolidated companies	62	3,309	2,199	15,001
Interest expense—net	(10,047)	(7,408)	(41,900)	(47,894)
Other (expense) income—net	(26,825)	11,197	(29,071)	9,035

Loss from continuing operations before income taxes	(120,898)	(63,250)	(187,039)	(249,388)
Income tax benefit	(37,963)	(7,905)	(48,162)	(70,702)

Net loss from continuing operations	(82,935)	(55,345)	(138,877)	(178,686)
Earnings from discontinued operations—net	—	—	—	14,724
Gain on sale of discontinued operations—net	(7,513)	—	(7,513)	134,089

Net loss	$(90,448)	$(55,345)	$(146,390)	$(29,873)

Basic earnings (loss) per share:
Loss from continuing operations	$(1.43)	$(0.95)	$(2.39)	$(3.08)
Earnings from discontinued operations	—	—	—	0.25
Gain on sale of discontinued operations	(0.13)	—	(0.13)	2.31

Net loss	$(1.56)	$(0.95)	$(2.52)	$(0.52)

Diluted earnings (loss) per share:
Loss from continuing operations	$(1.43)	$(0.95)	$(2.39)	$(3.08)
Earnings from discontinued operations	—	—	—	0.25
Gain on sale of discontinued operations	(0.13)	—	(0.13)	2.31

Net loss	$(1.56)	$(0.95)	$(2.52)	$(0.52)

Average shares outstanding:
Basic	58,150	57,998	58,116	57,950
Diluted	58,150	57,998	58,116	57,950

THOMAS & BETTS CORPORATION AND SUBSIDIARIES
Segment Information
(In thousands)
(Unaudited)

	Quarter Ended		Year Ended
	December 30, 2001	December 31, 2000	December 30, 2001	December 31, 2000
		(Restated)		(Restated)
Net sales:
Electrical	$249,706	$333,973	$1,150,393	$1,348,833
Steel Structures	35,860	30,509	140,572	121,900
Communications	26,454	41,076	108,063	178,439
HVAC	29,893	28,571	98,463	106,911

	$341,913	$434,129	$1,497,491	$1,756,083

Segment earnings (loss):
Electrical	$(24,541)	$(24,406)	$(27,305)	$(137,391)
Steel Structures	4,709	762	18,212	10,155
Communications	(3,371)	(279)	(10,168)	(25,644)
HVAC	534	(2,911)	1,187	1,529

Total reportable segment loss	(22,669)	(26,834)	(18,074)	(151,351)
Restructure (provision) recovery	(11,666)	2,366	(11,666)	2,815
Interest expense	(10,047)	(7,408)	(41,900)	(47,894)
Loss on sale of receivables	—	(64)	—	(3,255)
Impairment charges on long-lived assets	(46,644)	(27,648)	(83,281)	(33,371)
Other charges	(3,047)	(14,919)	(3,047)	(26,824)
Other	(26,825)	11,257	(29,071)	10,492

Loss Before Income Taxes	$(120,898)	$(63,250)	$(187,039)	$(249,388)

THOMAS & BETTS CORPORATION AND SUBSIDIARIES
Recap of Certain Costs
(In thousands)
(Unaudited)

	4th Quarter 2001	Year 2001
Certain costs excluded from segment earnings:
Impairment charges on long-lived assets—
Electrical segment
Manufacturing efficiency and consolidation initiatives	$30,041	$30,041
Impairment of product lines	—	36,637
Other	(140)	(140)
Communications segment
Impairment of product lines	16,743	16,743

	$46,644	$83,281

Provisions (recovery)—restructured operations—
Electrical segment
Manufacturing efficiency and consolidation initiatives	$11,666	$11,666

	$11,666	$11,666

Gross Margin—
Electrical segment
Manufacturing efficiency and consolidation initiatives	$3,047	$3,047

	$3,047	$3,047

Other expense (income)—
Settlement of patent infringement lawsuit	$27,000	$27,000
Other	(175)	2,071

	$26,825	$29,071

Certain costs reflected in segment earnings:
Gross Margin—
Electrical segment
Manufacturing efficiency and consolidation initiatives	$4,321	$4,321
Severance and miscellaneous	—	5,914
Communications segment
Severance and miscellaneous	—	400
HVAC segment
Severance and miscellaneous	—	150

	$4,321	$10,785

SG&A—
Electrical segment
Severance and miscellaneous	$—	$1,450

	$—	$1,450

THOMAS & BETTS CORPORATION AND SUBSIDIARIES
Segment Information
(In thousands)
(Unaudited)

	1st Quarter 2001	2nd Quarter 2001	3rd Quarter 2001	4th Quarter 2001	Year 2001
Net Sales
Electrical	$309,640	$302,040	$289,007	$249,706	$1,150,393
Steel Structures	33,392	36,270	35,050	35,860	140,572
Communications	28,340	27,579	25,690	26,454	108,063
HVAC	25,576	19,555	23,439	29,893	98,463

	$396,948	$385,444	$373,186	$341,913	$1,497,491

Segment Earnings (Loss)
Electrical	$909	$3,986	$(7,659)	$(24,541)	$(27,305)
Steel Structures	3,542	5,126	4,835	4,709	18,212
Communications	(3,139)	(2,783)	(875)	(3,371)	(10,168)
HVAC	977	(1,329)	1,005	534	1,187

Total reportable segment earnings (loss)	2,289	5,000	(2,694)	(22,669)	(18,074)
Restructure (provision) recovery	—	—	—	(11,666)	(11,666)
Interest expense	(9,969)	(10,529)	(11,355)	(10,047)	(41,900)
Impairment charges on long-lived assets	—	—	(36,637)	(46,644)	(83,281)
Other charges	—	—	—	(3,047)	(3,047)
Other	483	(2,246)	(483)	(26,825)	(29,071)

Earnings (Loss) Before Income Taxes	$(7,197)	$(7,775)	$(51,169)	$(120,898)	$(187,039)

	1st Quarter 2001	2nd Quarter 2001	3rd Quarter 2000	4th Quarter 2000		Year 2000
				(Restated)		(Restated)
Net Sales
Electrical	$369,923	$303,220	$341,717	$333,973		$1,348,833
Steel Structures	29,415	32,479	29,497	30,509		121,900
Communications	47,462	43,387	46,514	41,076		178,439
HVAC	28,332	24,559	25,449	28,571		106,911

	$475,132	$403,645	$443,177	$434,129		$1,756,083

Segment Earnings (Loss)
Electrical	$18,330	$(114,350)	$(16,965)	$(24,406)	(a)	$(137,391)	(a)
Steel Structures	3,988	3,337	2,068	762	(a)	10,155	(a)
Communications	(2,712)	(16,566)	(6,087)	(279)	(a)	(25,644)	(a)
HVAC	2,829	806	805	(2,911)	(a)	1,529	(a)

Total reportable segment earnings (loss)	22,435	(126,773)	(20,179)	(26,834)	(a)	(151,351)	(a)
Restructure (provision) recovery	449	—	—	2,366		2,815
Interest expense	(14,287)	(14,463)	(11,736)	(7,408)		(47,894)
Gain (loss) on sale of receivables	(2,682)	32	(541)	(64)		(3,255)
Impairment charges on long-lived assets	—	(5,723)	—	(27,648)		(33,371)
Other charges	—	(11,905)	—	(14,919)		(26,824)
Other	(857)	(4,903)	4,995	11,257		10,492

Earnings (Loss) Before Income Taxes	$5,058	$(163,735)	$(27,461)	$(63,250)		$(249,388)

(a)
Reflects favorable impact for the change from LIFO to FIFO inventory costing method as follows:
Electrical $17,051; Steel Structures $1,797; Communications $2,688; HVAC $1,306; reportable segments $22,842

THOMAS & BETTS CORPORATION AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	December 30, 2001	December 31, 2000
		(Restated)
ASSETS
Current assets:
Cash and cash equivalents	$234,843	$207,331
Marketable securities	6,982	11,344
Receivables—net	188,160	325,671
Receivable—Electronics OEM sale	—	35,000
Inventories—net	192,079	296,785
Income tax receivables	5,779	—
Deferred income taxes	79,821	83,251
Other current assets	62,639	7,112

Total current assets	770,303	966,494
Property, plant and equipment—net	309,080	425,477
Intangible assets—net	474,830	537,502
Investments in unconsolidated companies	121,735	121,645
Deferred income taxes	50,148	—
Other assets	35,514	34,578

Total assets	$1,761,610	$2,085,696

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term debt	$—	$16,453
Current maturities of long-term debt	54,002	6,025
Accounts payable	120,688	156,840
Accrued liabilities	176,959	209,634
Income taxes payable	4,060	14,078
Dividends payable	—	16,230

Total current liabilities	355,709	419,260
Long-term debt	618,035	669,983
Other long-term liabilities	104,581	80,090
Deferred income taxes	—	11,795
Shareholders' equity	683,285	904,568

Total liabilities and shareholders' equity	$1,761,610	$2,085,696

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THOMAS & BETTS CORPORATION AND SUBSIDIARIES Consolidated Statements of Operations (In thousands, except per share data) (Unaudited)
THOMAS & BETTS CORPORATION AND SUBSIDIARIES Segment Information (In thousands) (Unaudited)